

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wedbush Securities Inc.
Los Angeles, California

We have examined Wedbush Securities Inc.'s (the Company) statements, included in the accompanying Compliance Report, that (a) the Company's internal control over compliance was not effective during the most recent fiscal year ended June 30, 2016; (b) the Company's internal control over compliance was effective as of June 30, 2016; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, Customer Account Statements, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in the Company's internal control over compliance during the fiscal year ended June 30, 2016.

The Company identified a material weakness in the effectiveness of the Internal Controls Over Compliance related to 17 C.F.R. §240.15c3-3(e), that resulted in multiple customer reserve deposit deficiencies from July 1, 2015, to May 9, 2016. The deficiencies resulted from the Company depositing non-qualified assets in the customer reserve account. In April 2016,pursuant to SEA Rule 15c3-3(a)(6)/012, the Company determined that only Certificates of Deposit, which are subject to withdrawal at any time pursuant to the requirements of Regulation Q (which was repealed on July 21, 2011), are qualified assets for the customer reserve account. On May 10, 2016, the Company replaced the Certificates of Deposit with qualified assets in the customer reserve account and implemented additional control procedures to prevent the deposit of non-qualified assets in the customer reserve account for all subsequent customer reserve computations during the fiscal year.

We do not agree with the Company's assertion that the Company's internal control over compliance was effective as of June 30, 2016. We believe the Company's management has failed to establish and maintain a system of internal control over compliance which resulted in numerous control deficiencies in internal control over financial reporting and internal control over compliance identified in our examination. These control deficiencies together aggregate as material weaknesses in internal control over financial reporting and internal control over compliance. The material weaknesses identified, in aggregate are, an ineffective control environment due to inadequate resources and insufficient evaluation of the design and operating effectiveness of internal controls over compliance.

In our opinion, because of the material weaknesses referred to above, the Company's internal control over compliance was not effective as of and during the most recent fiscal year ended June 30, 2016.

We are unable to and do not express an opinion on the Company's statements that the Company complied with §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016; and the information used to state that the Company was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The scope of the examination engagement was not sufficient to express an opinion on these statements because we were unable to test the accuracy and completeness of certain reports used by the Company in their §§ 240.15c3-1 and 240.15c3-3(e) computations as of June 30, 2016.

RSM US LLP

Chicago, Illinois
September 8, 2016